82-2227

03 OCT 21 AM 7:21

03032782

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

SUPPL

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Sa[...]ut below [...]nd Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated abo[...]d will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you ha[...] information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORP. LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27/9/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✔] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PAGE

GIVEN NAMES: TENCH COXE

NO.: 5425 STREET: CHATELAINE CIRCLE APT:

CITY: RENO

PROV.: NEVADA POSTAL CODE: 89511

BUSINESS TELEPHONE NUMBER: 775 - 851 - 2202

BUSINESS FAX NUMBER: 775 - 851 - 2034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✔] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✔] ALBERTA [✔] ONTARIO

[✔] BRITISH COLUMBIA [✔] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	670000	27/9/03	50	100000		10.65 $C		770000	1	

PROCESSED

OCT 29 2003

THOMSON FINANCIAL

ATTACHMENT [ ] YES [✔] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TENCH COXE PAGE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 7/9/03

CORRESPONDENCE [✔] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

dlw 10/27